UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Our subsidiary in Argentina, Aeropuertos Argentina 2000 S.A. (“AA2000”), files quarterly financial statements in Spanish (both on a consolidated and individual basis) before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) (“CNV”). AA2000 also files other periodic reports and notices with the CNV due to the fact that certain of its debt securities are subject to the public offering regime in Argentina. All such reports and notices are available at the website of the CNV (http://www.cnv.gob.ar). In addition, AA2000 files quarterly consolidated and individual financial statements in English before the Luxembourg Stock Exchange, in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board, on which said debt securities are listed and to the trustee under the indenture governing these debt securities. We are furnishing the information under cover of this Form 6-K to make this information available to the holders of our common shares.

This Form 6-K contains a free translation into English of the stand-alone condensed consolidated interim financial statements for the three months ended March 31, 2020 of AA2000 (the “AA2000 Consolidated Financial Statements”) as well as the stand-alone condensed individual interim financial statements for the three months ended March 31, 2020 of AA2000 (the “AA2000 Individual Financial Statements” and jointly with the AA2000 Consolidated Financial Statements, the “AA2000 Financial Statements”) that have been made publicly available in Argentina in Spanish. The AA2000 Financial Statements, have been prepared in accordance with the accounting framework established by the CNV, which is based on the application of the IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the Argentine National Institute of Statistics and Census (INDEC), exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. These AA2000 Financial Statements are presented in Argentine pesos and were audited in accordance with ISRE 2410, Review of interim financial information as approved by the International Auditing and Assurance Standards Board (IAASB).

There are certain differences between the AA2000 Consolidated Financial Statements and the consolidating information for the Argentine segment included in the consolidated financial statements of Corporación América Airports S.A. (“CAAP”), such as AA2000’s own transition date to IFRS and its reporting currency, among others.

As a result, the AA2000 Financial Statements contained in this Form 6-K are for informational purposes only and not comparable to the financial information included in the Argentine segment in the consolidated financial statements of CAAP included in our annual report on Form 20-F and that consolidate the results of operations and financial condition of all our subsidiaries. Furthermore, neither the AA2000 Consolidated Financial Statements nor the AA2000 Individual Financial Statements should be construed as any indication of how our Argentina segment information will be presented in the consolidated financial statements of CAAP.

This Form 6-K is hereby incorporated by reference into AA2000’s exchange offer memorandum dated April 21, 2020 (as amended and supplemented through the date hereof).

Exhibits

Exhibit No.	Description

99.1	Free translation into English of AA2000 Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020.

99.2	Free translation into English of AA2000 Condensed Individual Interim Financial Statements for the three months ended March 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer

Date: May 1, 2020